                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                                   ----------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 66

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   38141G 10 4
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  July 12, 2007
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

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CUSIP NO. 38141G 10 4                 13D
---------------------

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1.   NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     As to a group consisting solely of Covered Persons(1)               (a) [X]
     As to a group consisting of persons other than Covered Persons      (b) [X]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)

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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    (Applies to each person listed on Appendix A.)                           [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.

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               7.   SOLE VOTING POWER:

                    0
               -----------------------------------------------------------------
               8. SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix A.)

  NUMBER OF         22,367,302 Voting Shares(2) held by Covered Persons
   SHARES           3,860 Shared Ownership Shares held by Covered Persons(3)
BENEFICIALLY        12,397,030 Sixty Day Shares held by Covered Persons(4)
  OWNED BY          3,051,801 Other Shares held by Covered Persons (5)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER (See Item 6)
   PERSON
    WITH            As to Voting Shares, less than 1%
                    As to Shared Ownership Shares, Sixty Day Shares and Other
                    Shares, 0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER (See Item 6):

                    As to Voting Shares, 0
                    As to Shared Ownership Shares, less than 0.01%
                    As to Sixty Day Shares and Other Shares, less than 1%.
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,819,993
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.17%
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14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts

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(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 540,636 shares of Common Stock held by 31 private charitable foundations established by 31 Covered Persons; (ii) 2,510,591 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 574 shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                       ITEM 6
                                CITIZENSHIP (UNITED
            ITEM 1                  STATES UNLESS
  NAMES OF REPORTING PERSONS    OTHERWISE INDICATED)
  --------------------------    --------------------
Peter C. Aberg
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
Yusuf A. Aliredha                      Bahrain
Philippe J. Altuzarra                  France
John A. Ashdown                          UK
Akio Asuke                             Japan
David M. Atkinson                        UK
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Driss Ben-Brahim                       Morocco
Milton R. Berlinski                The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Elizabeth E. Beshel
Mark R. Beveridge
Leslie A. Biddle
Lloyd C. Blankfein
Dorothee Blessing                      Germany
Johannes M. Boomaars               The Netherlands
Charles W.A. Bott                        UK
Craig W. Broderick
Jason M. Brown                           UK
Melissa R. Brown
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Jin Yong Cai                       China/Hong Kong
Richard M. Campbell-Breeden              UK
Gerald J. Cardinale
Mark M. Carhart
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Chris Casciato
Lik Shuen David Chan                 Hong Kong
Amy L. Chasen
R. Martin Chavez
Andrew A. Chisholm                     Canada
Jane P. Chwick
James B. Clark
Kent A. Clark                          Canada

                                       ITEM 6
                                CITIZENSHIP (UNITED
            ITEM 1                  STATES UNLESS
  NAMES OF REPORTING PERSONS    OTHERWISE INDICATED)
  --------------------------    --------------------
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Peter H. Comisar
Laura C. Conigliaro
William J. Conley Jr.
Thomas G. Connolly                   Ireland/USA
Frank T. Connor
Linnea K. Conrad
Karen R. Cook                            UK
Edith W. Cooper
Colin J. Corgan
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                        Canada
Matthew H. Cyzer                         UK
Michael D. Daffey                     Australia
John S. Daly                           Ireland
Stephen D. Daniel                      Canada
Diego De Giorgi                         Italy
Michael G. De Lathauwer                Belgium
Francois-Xavier de Mallmann      France/Switzerland
Jean A. De Pourtales                  France/UK
Giorgio De Santis                        Italy
Daniel L. Dees
Mark Dehnert
James Del Favero                      Australia
Juan A. Del Rivero                      Spain
Martin R. Devenish                       UK
Salvatore Di Stasi                      Italy
Armando A. Diaz
Alexander C. Dibelius                  Germany
Simon P. Dingemans                       UK
Joseph P. DiSabato
Katinka I. Domotorffy
Suzanne O. Donohoe
Donald J. Duet
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                         France
Glenn P. Earle                           UK
Kenneth M. Eberts III
Edward K. Eisler                       Austria
Jason H. Ekaireb                         UK
Kathleen G. Elsesser

                                       ITEM 6
                                CITIZENSHIP (UNITED
            ITEM 1                  STATES UNLESS
  NAMES OF REPORTING PERSONS    OTHERWISE INDICATED)
  --------------------------    --------------------
Peter C. Enns                          Canada
James P. Esposito
Michael P. Esposito
J. Michael Evans                       Canada
Carl Faker                          France/Lebanon
Fenglei Fang                            China
Elizabeth C. Fascitelli
Douglas L. Feagin
Steven M. Feldman
Gregg J. Felton
Luca D. Ferrari                         Italy
Stephen C. Fitzgerald                 Australia
Pierre-Henri Flamand                   France
Mark B. Florian
Timothy B. Flynn
Elisabeth Fontenelli
Silverio Foresi                         Italy
Edward C. Forst
Colleen A. Foster
Orit Freedman                          Israel
Matthew T. Fremont-Smith
Christopher G. French                    UK
Richard A. Friedman
Enrico S. Gaglioti
James R. Garman                          UK
James R. Garvey                        Ireland
Kevin S. Gasvoda
Robert R. Gheewalla
Gary T. Giglio
H. John Gilbertson, Jr.
Joseph H. Gleberman
Justin G. Gmelich
Richard J. Gnodde                     Ireland/
                                    South Africa
Jeffrey B. Goldenberg
Gregg A. Gonsalves
Andrew M. Gordon
Lorenzo Grabau                          Italy
Michael J. Graziano
Stefan Green                          Australia
David J. Greenwald
Douglas C. Grip
Peter Gross
Vishal Gupta                            India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa                         Japan
Keith L. Hayes                           UK
David B. Heller

                                       ITEM 6
                                CITIZENSHIP (UNITED
            ITEM 1                  STATES UNLESS
  NAMES OF REPORTING PERSONS    OTHERWISE INDICATED)
  --------------------------    --------------------
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth L. Hirsch
Kenneth W. Hitchner
Maykin Ho
Simon N. Holden                          UK
Margaret J. Holen
Peter Hollmann                         Germany
Philip Holzer                          Germany
Robert Howard
Zu Liu Frederick Hu                     China
Alastair J. Hunt                       UK/USA
Edith A. Hunt
Phillip S. Hylander                      UK
Timothy J. Ingrassia
Zubin P. Irani                         UK/India
Raymond J. Iwanowski
William L. Jacob III
Andrew J. Jonas
Adrian M. Jones                        Ireland
Robert C. Jones
Andrew J. Kaiser
Toshinobu Kasai                         Japan
James C. Katzman
Carsten Kengeter                       Germany
Kevin W. Kennedy
Thomas J. Kenny
Richard A. Kimball Jr.
Robert C. King, Jr.
Timothy M. Kingston
Shigeki Kiritani                        Japan
Koji Kotaka                             Japan
John D. Kramer
Peter S. Kraus
Eric S. Lane
Jonathan A. Langer
Anthony D. Lauto
John J. Lauto
George C. Lee
Gregory D. Lee                        Australia
Ronald Lee
Tim Leissner                        Brazil/Germany
Todd W. Leland
Gregg R. Lemkau
Hughes B. Lepic                        France
Johan Leven                            Sweden
Allan S. Levine

                                       ITEM 6
                                CITIZENSHIP (UNITED
            ITEM 1                  STATES UNLESS
  NAMES OF REPORTING PERSONS    OTHERWISE INDICATED)
  --------------------------    --------------------
Brian T. Levine
Jack Levy
Matthew G. L'Heureux
George C. Liberopoulos                Canada/USA
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Josephine Linden                         UK
Anthony W. Ling                          UK
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis                       UK
Peter J. Lyon
Peter B. MacDonald                       UK
Mark G. Machin                           UK
Paula B. Madoff
John A. Mahoney
Puneet Malhi                             UK
Charles G. R. Manby                      UK
Simon I. Mansfield                       UK
Robert J. Markwick                       UK
Allan S. Marson                          UK
Alison J. Mass
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Theresa E. McCabe
Ian R. McCormick                         UK
Stephen J. McGuinness
John W. McMahon
James A. McNamara
Robert A. McTamaney
Sanjeev K. Mehra                      USA/India
Bernard A. Mensah                        UK
Julian R. Metherell                      UK
Michael J. Millette
Masanori Mochida                        Japan
Timothy H. Moe
Philip J. Moffitt                     Australia
Thomas K. Montag
William C. Montgomery
J. Ronald Morgan III
Simon P. Morris                          UK
Thomas C. Morrow
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                 UK
Donald R. Mullen
Ken N. Murphy
Arjun N. Murti

                                       ITEM 6
                                CITIZENSHIP (UNITED
            ITEM 1                  STATES UNLESS
  NAMES OF REPORTING PERSONS    OTHERWISE INDICATED)
  --------------------------    --------------------
Marc O. Nachmann                       Germany
Kenichi Nagasu                          Japan
Jeffrey P. Nedelman
Anthony J. Noto
Gavin G. O'Connor
L. Peter O'Hagan                        Canada
Terence J. O'Neill                       UK
Timothy J. O'Neill
Richard T. Ong                         Malaysia
Taneki Ono                              Japan
Peter C. Oppenheimer                     UK
Fumiko Ozawa                            Japan
Robert J. Pace
Gregory K. Palm
Konstantinos N. Pantazopoulos          Greece
James R. Paradise                        UK
Geoffrey M. Parker
Sanjay H. Patel                         India
Sheila H. Patel
Arthur J. Peponis
David B. Philip
Stephen R. Pierce
Kenneth A. Pontarelli
Andrea Ponti                          Italy/USA
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Jean Raby                               Canada
John J. Rafter                         Ireland
Dioscoro-Roy I. Ramos                Philippines
Charlotte P. Ransom                      UK
Krishna S. Rao                          India
Buckley T. Ratchford
Joseph Ravitch
Sara E. Recktenwald
Gene Reilly
Jeffrey A. Resnick
William M. Roberts
John F. W. Rogers
Eileen P. Rominger
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
David M. Ryan                         Australia
Katsunori Sago                          Japan
Ankur A. Sahu                           India

                                       ITEM 6
                                CITIZENSHIP (UNITED
            ITEM 1                  STATES UNLESS
  NAMES OF REPORTING PERSONS    OTHERWISE INDICATED)
  --------------------------    --------------------
Guy E. Saidenberg                       France
Pablo J. Salame                        Ecuador
Muneer A. Satter
Susan J. Scher
Gary B. Schermerhorn
Stephen M. Scherr
Clare R. Scherrer
Howard B. Schiller
Jeffrey W. Schroeder
Eric S. Schwartz
Harvey M. Schwartz
Steven M. Scopellite
John A. Sebastian
Karen D. Seitz
Peter D. Selman                          UK
Lisa M. Shalett
David G. Shell
Michael S. Sherwood                      UK
David A. Shiffman
Kunihiko Shiohara                      Japan
Ravi M. Singh
Ravi Sinha                           India/USA
Edward M. Siskind
Jeffrey S. Sloan
Sarah E. Smith                           UK
Jonathan S. Sobel
David M. Solomon
Theodore T. Sotir
Daniel L. Sparks
Marc A. Spilker
Christoph W. Stanger                   Austria
Esta E. Stecher
Laurence Stein                       South Africa
Chase O. Stevenson
Steven H. Strongin
Hsueh J. Sung                          Taiwan
Gene T. Sykes
Morgan C. Sze
Shahriar Tadjbakhsh
Roland W. Tegeder                      Germany
Thomas D. Teles
David H. Tenney
Daisuke Toki                            Japan
Peter K. Tomozawa
Byron D. Trott
Michael A. Troy

                                       ITEM 6
                                CITIZENSHIP (UNITED
            ITEM 1                  STATES UNLESS
  NAMES OF REPORTING PERSONS    OTHERWISE INDICATED)
  --------------------------    --------------------
Donald J. Truesdale
Irene Y. Tse                          Hong Kong
Eiji Ueda                              Japan
Kaysie P. Uniacke
Lucas van Praag                         UK
Ashok Varadhan
John J. Vaske
Robin A. Vince                          UK
David A. Viniar
Alejandro Vollbrechthausen             Mexico
David H. Voon
Casper W. Von Koskull                 Finland
John E. Waldron
Theodore T. Wang                       China
Alan S. Waxman
Nicholas H. Weber
David M. Weil
John S. Weinberg
Gregg S. Weinstein
George W. Wellde, Jr.
Martin M. Werner                       Mexico
Matthew Westerman                        UK
William Wicker
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Andrew F. Wilson                    New Zealand
Kendrick R. Wilson III
Jon Winkelried
Samuel J. Wisnia                       France
Andrew E. Wolff
Tracy R. Wolstencroft
Jon A. Woodruff
Neil J. Wright                           UK
Shinichi Yokote                        Japan
W. Thomas York, Jr.
Wassim G. Younan                      UK/Lebanon
Paul M. Young
William J. Young
Sanaz Zaimi                              UK
Paolo Zannoni                           Italy
Yoel Zaoui                              France
Kevin Zhang                             China

REPORTING ENTITIES

             ITEM 1                                         ITEM 6              NAME OF ESTABLISHING
         NAME OF ENTITY            TYPE OF ENTITY   PLACE OF ORGANIZATION          COVERED PERSON
         --------------            --------------   ---------------------       --------------------
Anahue Limited                       Corporation            Jersey              Andrew A. Chisholm
Bott 2004 Settlement                    Trust                 UK                 Charles W.A. Bott
Campbell-Breeden 2004 Settlement        Trust                 UK            Richard M. Campbell-Breeden
Devenish 2004 Settlement                Trust                 UK                Martin R. Devenish
Dingemans 2004 Settlement               Trust                 UK                Simon P. Dingemans
Drayton 2004 Settlement                 Trust                 UK                   Karen R. Cook
French 2004 Settlement                  Trust                 UK               Christopher G. French
HJS2 Limited                         Corporation        Cayman Islands             Hsueh J. Sung
Ling 2004 Settlement                    Trust                 UK                  Anthony W. Ling
Manby 2004 Settlement                   Trust                 UK                Charles G.R. Manby
Markwick 2004 Settlement                Trust                 UK                Robert J. Markwick
O'Neill 2004 Trust                      Trust                 UK                Terence J. O'Neill
Ransom 2004 Settlement                  Trust                 UK                Charlotte P. Ransom
RJG Holding Company                  Corporation        Cayman Islands           Richard J. Gnodde
Sherwood 2004 Settlement                Trust                 UK                Michael S. Sherwood
Westerman 2004 Settlement               Trust                 UK                 Matthew Westerman
Zurrah Limited                       Corporation            Jersey                  Yoel Zaoui

          This Amendment No. 66 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 66 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

          This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

          (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

          Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in
Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

          Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

          (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations;
(ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") acquired certain shares of Common Stock in exchange for their interests in Hull; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

          Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

          The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

          Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

          Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

          (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

          (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

          (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of GS Inc.

          The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

          The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

          Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity are generally deemed to count toward the satisfaction of the Transfer Restrictions.

          For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

          The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

          In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

          In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

          Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

          The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

          The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

          Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

          The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Jon Winkelried are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

          Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

          Certain Covered Persons have pledged in the aggregate 1,765,638 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

          In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

          Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

          GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

          In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

          Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

          Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                 Description
-------   ----------------------------------------------------------------------
A.        Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

B.        Supplemental Registration Rights Instrument, dated as of December 10,
          1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

E.        Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

F.        Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

G.        Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

H.        Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

I.        Supplemental Registration Rights Instrument, dated as of December 21,
          2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
          005-56295)).

J.        Supplemental Registration Rights Instrument, dated as of December 21,
          2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
          Group, Inc.).

K.        Supplemental Registration Rights Instrument, dated as of December 20,
          2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
          Group, Inc.).

L.        Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

M.        Supplemental Registration Rights Instrument, dated as of December 19,
          2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
          Group, Inc.).

Exhibit                                 Description
-------   ----------------------------------------------------------------------

N. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June
          22, 2004 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                       CONVICTIONS OR         BENEFICIAL
                                                                       VIOLATIONS OF       OWNERSHIP OF THE
                                                                      FEDERAL OR STATE   COMMON STOCK OF THE
                                                                      LAWS WITHIN THE       GOLDMAN SACHS
   NAME      CITIZENSHIP     BUSINESS ADDRESS    PRESENT EMPLOYMENT    LAST FIVE YEARS        GROUP, INC.
----------   -----------   -------------------   ------------------   ----------------   -------------------
Steven M.        USA       85 Broad Street       Managing Director,         None         Less than 1% of the
Bunson                     New York, NY          The Goldman Sachs                       outstanding shares
                           10004                 Group, Inc.                             of Common Stock.

Michael H.       UK        26 New Street,        Partner,                   None         None
Richardson                 St. Helier, Jersey,   Bedell Cristin
                           JE4 3RA

Anthony J.       UK        26 New Street,        Partner,                   None         None
Dessain                    St. Helier, Jersey,   Bedell Cristin
                           JE4 3RA

                                                                         ANNEX B

ITEMS 2(D)

   AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 12,397,030 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

The share amount given above includes the gross number of shares of Common Stock underlying these options, and is included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because the options represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON            TRADE DATE    NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------          -------------   ----------------   ----------------------
E. Gerald Corrigan      June 15, 2007        10,000                227.18
James P. Esposito       June 15, 2007         3,693                227.74
James P. Esposito       June 15, 2007         5,852                227.74
Laura C. Conigliaro     June 18, 2007         4,400                227.11
Thomas W. Cornacchia    June 18, 2007         5,000                226.00
Michael J. Graziano     June 18, 2007         3,000                227.35
Thomas W. Cornacchia    June 19, 2007         5,000                227.00
Charles W.A. Bott       June 20, 2007         2,000                229.75
Thomas W. Cornacchia    June 20, 2007         4,000                230.00
Elisabeth Fontenelli    June 20, 2007         1,965                230.12
John D. Kramer          June 20, 2007           233                228.86
Clare R. Scherrer       June 22, 2007         4,672                225.51
Dorothee Blessing       June 25, 2007           700                221.00
John D. Kramer          June 25, 2007           200                220.61
Bernard A. Mensah       June 25, 2007           400                221.16
Bernard A. Mensah       June 25, 2007           400                221.14
Bernard A. Mensah       June 25, 2007           200                221.13
Stuart M. Rothenberg    June 27, 2007         1,400                219.52
Ravi Sinha              June 29, 2007         1,000                217.79
Jean A. De Pourtales    July 2, 2007            150                218.66
Jean A. De Pourtales    July 2, 2007            100                218.69
Peter C. Aberg          July 3, 2007            545                222.94
Linnea K. Conrad        July 3, 2007          1,500                224.58
Bernard A. Mensah       July 3, 2007            400                223.02
Bernard A. Mensah       July 3, 2007            500                223.01
Bernard A. Mensah       July 3, 2007            100                223.00
Jean Raby               July 3, 2007            500                222.60
Simon N. Holden         July 6, 2007          1,390                222.43
Simon N. Holden         July 6, 2007            400                222.42
Simon N. Holden         July 6, 2007          2,000                222.41
Ravi Sinha              July 9, 2007          1,111                225.00
Frank L. Coulson, Jr.   July 12, 2007         5,000                220.10
John S. Daly            July 12, 2007         1,500                219.94
Sara E. Recktenwald     July 12, 2007         2,210                218.26

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON             TRADE DATE     NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------            -------------   ----------------   ----------------------
Elizabeth C. Fascitelli   June 15, 2007            10                227.87
Stephen M. Scherr         June 15, 2007            99                227.15
Bruce A. Heyman           June 21, 2007         1,235                226.37
Stephen P. Hickey         June 27, 2007         2,579                215.96

The following sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON      TRADE DATE    NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------     ------------   ----------------   ----------------------
Muneer A. Satter   July 3, 2007        20,000                $222.77

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                         STRIKE    SALES                 NUMBER OF
                                             NUMBER OF    PRICE    PRICE    NUMBER OF      SHARES
COVERED PERSON            DATE OF EXERCISE    OPTIONS    (IN $)   (IN $)   SHARES SOLD    RETAINED
--------------            ----------------   ---------   ------   ------   -----------   ---------
James P. Esposito          June 15, 2007        2,001    82.875   227.94       2,001          0
James P. Esposito          June 15, 2007        4,704     91.61   227.85       4,704          0
Kevin W. Kennedy           June 18, 2007       75,009     91.61   226.19      75,009          0
Bruce A. Heyman            June 19, 2007        1,116    82.875   225.89       1,116          0
Bruce A. Heyman            June 19, 2007       13,087     91.61   225.72      13,087          0
Antigone Loudiadis         June 19, 2007       14,241    82.875   225.53      14,241          0
John J. Vaske              June 19, 2007        3,650    82.875   227.11       3,650          0
Keith L. Hayes             June 20, 2007       12,000     53.00   229.07      12,000          0
Andrew J. Jonas            June 20, 2007        4,844     53.00   229.25       4,844          0
Edward M. Siskind          June 20, 2007       50,270     53.00   230.00      50,270          0
Edward M. Siskind          June 20, 2007       12,567     53.00   230.00      12,567          0
Christoph W. Stanger       June 20, 2007        2,000     53.00   230.00       2,000          0
Daisuke Toki               June 22, 2007        2,000     53.00   226.40       2,000          0
Andrea Ponti               June 25, 2007       19,751     53.00   221.01      19,751          0
Stephen P. Hickey          June 27, 2007       18,783    82.875   214.55      18,783          0
Stephen P. Hickey          June 27, 2007        9,924     78.87   214.57       9,924          0
Michael G. De Lathauwer    June 28, 2007        2,500     53.00   220.51       2,500          0
Nicholas F. Burgin          July 9, 2007        5,416     78.87   225.00       5,416          0
Nicholas F. Burgin*        July 11, 2007          574     78.87   216.83           0        574
Antigone Loudiadis         July 12, 2007       76,904     78.87   220.00      76,904          0

* This transaction was a cash-for-stock exercise, not a cashless exercise, and did not involve the sale of stock.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

                                                         ACQUISITION OR
COVERED PERSON        TRANSFER DATE   NUMBER OF SHARES     DISPOSITION
--------------        -------------   ----------------   --------------
David H. Tenney        May 28, 2007            50          Acquisition
E. Gerald Corrigan    June 15, 2007         5,500          Disposition
E. Gerald Corrigan    June 15, 2007         2,250          Disposition
E. Gerald Corrigan    June 15, 2007         5,500          Disposition
E. Gerald Corrigan    June 15, 2007         5,500          Disposition
Stephen M. Scherr     June 15, 2007            88          Disposition
Stephen M. Scherr     June 15, 2007            11          Disposition
Linnea K. Conrad      June 18, 2007           700          Disposition
Michael J. Graziano   June 18, 2007            14          Disposition
Stuart N. Bernstein   June 19, 2007            44          Disposition

                                                         ACQUISITION OR
COVERED PERSON        TRANSFER DATE   NUMBER OF SHARES     DISPOSITION
--------------        -------------   ----------------   --------------
Enrico S. Gaglioti    June 26, 2007           231          Disposition
Frank T. Connor       June 27, 2007           125          Disposition
Arthur J. Peponis     June 28, 2007           114          Disposition
Sanjeey K. Mehra       July 3, 2007         4,500          Disposition
David J. Greenwald     July 9, 2007           100          Disposition
Peter S. Kraus         July 9, 2007        11,380          Disposition
E. Gerald Corrigan    July 10, 2007           270          Disposition
E. Gerald Corrigan    July 10, 2007           270          Disposition
E. Gerald Corrigan    July 10, 2007           270          Disposition
E. Gerald Corrigan    July 10, 2007           270          Disposition
Theodore T. Sotir     July 12, 2007            12          Disposition
Theodore T. Sotir     July 12, 2007             5          Disposition
Theodore T. Sotir     July 12, 2007             1          Disposition
Theodore T. Sotir     July 12, 2007             2          Disposition
Theodore T. Sotir     July 12, 2007            12          Disposition

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

                                                                  STRIKE
                                CALL WRITTEN OR      NUMBER OF     PRICE
COVERED PERSON                   PUT PURCHASED         SHARES     (IN $)     TRANSACTION DATE         MATURITY DATE
---------------------           ---------------      ---------    ------     ----------------        --------------

Stuart N. Bernstein              Call Written            500        220       January 8, 2007         July 21, 2007

Stuart N. Bernstein              Call Written            500        240      January 11, 2007         July 21, 2007

Christopher A. Cole              Call Written         10,000        240      January 19, 2007         July 21, 2007

Stuart N. Bernstein              Call Written          1,000        230       March 19, 2007          July 21, 2007

Peter K. Tomozawa                Call Written          4,500        220       March 22, 2007          July 21, 2007

William C. Montgomery            Call Written          4,000        220       March 23, 2007          July 21, 2007

Ravi Sinha                       Call Written          1,000        210       April 10, 2007          July 21, 2007

Simon I. Mansfield               Call Written          3,500        230       April 18, 2007          July 21, 2007

Jean A. De Pourtales             Call Written          5,400        150        May 14, 2007          January 19, 2008

Jean A. De Pourtales            Put Purchased          5,800        130        May 14, 2007          January 19, 2008

Christopher A. Cole              Call Written         10,000        250        May 15, 2007          January 19, 2008

Stephen R. Pierce                Call Written          6,000        250        May 15, 2007          January 19, 2008

David M. Ryan*                   Call Written         30,000        270        June 21, 2007         January 19, 2008

David H. Voon                    Call Written          1,000        240        July 2, 2007          January 19, 2008


*    This option is held through an entity.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2007


                                        By: /s/ Beverly L. O'Toole
                                            ------------------------------------
                                        Name: Beverly L. O'Toole
                                        Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit   Description
-------   -----------
A.        Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

B.        Supplemental Registration Rights Instrument, dated as of December 10,
          1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

E.        Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

F.        Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

G.        Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

H.        Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

I.        Supplemental Registration Rights Instrument, dated as of December 21,
          2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
          005-56295)).

J.        Supplemental Registration Rights Instrument, dated as of December 21,
          2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
          Group, Inc.).

K.        Supplemental Registration Rights Instrument, dated as of December 20,
          2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
          Group, Inc.).

L.        Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

M.        Supplemental Registration Rights Instrument, dated as of December 19,
          2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
          Group, Inc.).

Exhibit   Description
-------   -----------
N.        Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to
          Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June
          22, 2004 (File No. 005-56295)).


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